RMB Investors Trust

March 30, 2026
VIA EDGAR TRANSMISSION
Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	RMB Investors Trust (the “Trust”)
RMB SMiD Cap Fund (the “Fund”)
Securities Act Registration No: 333-293847
Investment Company Act Registration No: 811-00994
Dear Ms. Rossotto:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Pre-Effective Amendment to the Trust’s Registration Statement on Form N-14 (the “Amendment”), which was inadvertently filed as an amendment.

Pre-Effective Amendment No.	Date Filed	Submission Type	Accession Number
1	3/25/2026	N-14/A	0000894189-26-008382

Sincerely,
/s/ Jennifer Boyce
Jennifer Boyce
Secretary